Exhibit 99.1

                            Press Release

HARVEST OPERATIONS REPORTS Q2 2017 RESULTS

CALGARY, ALBERTA – AUGUST 8, 2017: Harvest Operations Corp. ("Harvest" or the "Company") announced its financial and operating results for the second quarter ended June 30, 2017.
This press release is an overview of the second quarter results for 2017 and should be read with the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis (MD&A) for the second quarter ended June 30, 2017 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q2 2017 HIGHLIGHTS:
Conventional
•
Petroleum and natural gas sales for the three months ended June 30, 2017 decreased by $2.3 million over the same period in 2016 as a result of reduced volumes, which was partially offset by an increase in realized prices. Petroleum and natural gas sales for the six months ended June 30, 2017 increased by $13.0 million as compared to the same period in 2016 as a result of increased realized prices partially offset by decreased volumes. Sales volumes for the three and six months ended June 30, 2017 decreased by 8,116 boe/d and 8,941 boe/d, respectively, as compared to the same periods in 2016. These decreases were primarily due to natural declines and dispositions of certain producing properties during 2016, which were partially offset by production resulting from new wells drilled and completed over the fourth quarter of 2016, and the first six months of 2017.

•
Harvest's share of Deep Basin Partnership ("DBP") volumes for the second quarter and six months ended June 30, 2017 increased 293 boe/d and 746 boe/d, respectively, as compared to the same periods in 2016. These increases were due to DBP's successful drilling program in the fourth quarter of 2016 with the addition of three new wells that began producing in the first quarter of 2017 which more than offset natural declines.

•
Operating loss for the three and six months ended June 30, 2017 was $44.4 million and $61.6 million, respectively (2016: $51.3 million and $146.6 million). The decreases in operating loss from 2016 was primarily due to lower operating expenses, general and administrative expenses, depreciation, depletion and amortization, and loss from joint ventures, which was partially offset by a reduction in gains on disposition of assets.

•
Capital asset additions of $4.9 million and $24.5 million in the three and six months ended June 30, 2017, respectively, were mainly related to drilling and completion, well equipment, pipelines and facilities. One gross well (0.6 net) and five gross wells (2.7 net), respectively, were rig-released for the three and six months ended June 30, 2017.

•
Operating netback per boe prior to hedging for the three and six months ended June 30, 2017 was $13.04 and $13.81, respectively, increases of $4.19 and $7.03 from the same periods in 2016. The increases from 2016 were mainly due to higher realized prices per boe as a result of commodity benchmark price increases, partially offset by higher royalties, operating expenses, and transportation and marketing expenses per boe.

•
Cash contributions from Harvest's Conventional operations for the three and six months ended June 30, 2017 was $16.6 million and $43.7 million, respectively (2016: $15.4 million and $16.2 million). The increases in cash contribution were mainly due to lower operating expenses and general and administrative expenses.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	August 8, 2017

Oil Sands
•
Pre-operating losses for the three and six months ended June 30, 2017 were $3.5 million and $6.9 million, respectively (2016: $2.7 million and $7.2 million, respectively).  The pre-operating losses were mainly due to pre-operating and general and administrative expenses.

•
The central processing facility ("CPF") was substantially completed in early 2015, but completion of sanctioning and commissioning activities was subsequently postponed due to the bitumen price environment. During 2017, Harvest plans to complete sanctioning and re-commence commissioning activities.

Corporate
•
The strengthening of the Canadian dollar against the U.S. dollar for the three and six months ended June 30, 2017 resulted in net unrealized foreign exchange gains of $48.8 million and $62.5 million, respectively (2016: $13.0 million loss and $105.4 million gain, respectively).

•
The net change to the credit facility during the three and six months ended June 30, 2017 was $16.2 million net borrowings and $465.8 million net repayment, respectively (2016: $5.9 million and $38.9 million net borrowings). The net repayment on the credit facility for the six months ended June 30, 2017 was made with $500 million in funds drawn from the term facility in the first quarter of 2017. As at June 30, 2017, the term facility had an outstanding balance of $500 million (December 31, 2016: $nil). At June 30, 2017, Harvest had $415.7 million drawn under the credit facility (December 31, 2016 - $893.5 million) excluding letters of credit of $10.9 million (December 31, 2016: $9.9 million).

•	Subsequent to June 30, 2017, Harvest received approval for KNOC's guarantee on refinancing to replace the 6⅞% senior note due in October 2017.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	August 8, 2017

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Conventional
Petroleum and natural gas sales	80.5	82.8	166.0	153.0
Daily sales volumes (boe/d)(1)	26,324	34,440	26,772	35,713
Deep Basin Partnership
Daily sales volumes (boe/d)	6,519	6,204	6,828	5,962
Harvest's share of daily sales
volumes (boe/d) (3)	5,380	5,087	5,634	4,888
Average realized price(2)
Oil and NGLs ($/bbl)	45.49	39.58	46.62	33.38
Gas ($/mcf)	3.03	1.17	3.00	1.45
Operating netback prior to hedging($/boe)(3)	13.04	8.85	13.81	6.78
Operating loss	(44.4)	(51.3)	(61.6)	(146.6)
Cash contribution from operations(3)	16.6	15.4	43.7	16.2

Capital asset additions (excluding acquisitions)	4.9	0.8	24.5	2.9
Corporate acquisition	0.2	—	0.2	—
Property dispositions, net	—	(134.3)	—	(138.8)
Net wells drilled	0.6	—	2.7	0.3

Oil Sands
Capital asset additions	0.1	0.1	0.2	0.1
Pre-operating loss(3)	(3.5)	(2.7)	(6.9)	(7.2)

NET LOSS	(26.5)	(65.7)	(57.3)	(78.8)
(1) Excludes volumes from Harvest's equity investment in the Deep Basin Partnership.
(2) Excludes the effect of derivative contracts designated as hedges.
(3) This is a non-GAAP measure; please refer to "Non-GAAP Measures" in this MD&A.

CONFERENCE CALL
Harvest will hold a conference call to discuss our second quarter 2017 results on Thursday, August 10, 2017 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).
To access the conference call dial 1-866-223-7781 (international callers) or 1-416-340-2219 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 2923692. The replay will be available up to and including August 16, 2017.

HARVEST CORPORATE PROFILE
Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).
KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	August 8, 2017

ADVISORY
Certain information in this press release constitute "forward-looking statements" which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as "expects", "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.
Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements.  Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:
Harvest Operations Corp.
INVESTOR & MEDIA CONTACT:
Greg Foofat
Manager, Investor Relations and Corporate Communications
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca